                                                                      Exhibit 19

TO OUR SHAREHOLDERS

November 6, 1998

    Third-quarter net sales rose 8 percent to $34.3 million, up from $31.6 million last year before the impact of a $2.3 million non-recurring item. Including last year's non-recurring item, related to the phase-out of the Company's dealer consignment sales program, third-quarter 1997 sales were $33.9 million.

    Net earnings for the third quarter were $93,000, or 3 cents per diluted share, compared with $1.1 million, or 30 cents per diluted share, a year earlier. Last year's third-quarter earnings included non-recurring income of $79,000, or 2 cents per diluted share.

    For the first nine months of 1998, the Company reported net income of $634,000, or 18 cents per diluted share, on sales of $98.1 million. A year ago, the Company earned $2.9 million, or 85 cents per diluted share, on sales of $103.6 million. Results for the first nine months of 1997 include non-recurring income of $1.1 million, or 30 cents per diluted share. Excluding last year's $15 million of non-recurring sales, sales for the nine-month period rose 11 percent.

    As previously disclosed, the financial crisis in Asia has prompted our competitors to step up imports of low-end pianos in a very major way. This has put significant downward pressure on retail prices and profitability in the high-volume vertical piano segment of our business.

    In the face of this competitive threat, we adopted a strategy designed to preserve the market share and showroom visibility that is essential to the Company's long-term success. That strategy appears to be working so far. While low-priced competing pianos have pared margins considerably, unit volume in vertical pianos is up sharply from second-quarter levels. We suspect burgeoning inventories of Asian pianos will continue to exert pressure on margins and sales in the fourth quarter.

    Sales of our high-end grand pianos, the largest share of our revenues, remained strong, a tribute to the great success of our ConcertMaster electronic player system, which has been very well received by our high-end customers.

    Late in the third quarter, we began dealer shipments of a new line of grand pianos featuring super high-gloss polyester finishes, an alternative to the traditional lacquer finish. Early indications are that demand for this new finish is strong, and we see an excellent opportunity here to dramatically expand the Company's share of the high margin grand piano market.

    Third-quarter Contract Electronics sales grew 10 percent to $10 million, up from $9 million a year ago. New contracts represented 85 percent of this growth. However, Contract Electronics' rapid growth also triggered supply constraints and additional costs required to fulfill existing customer demand on a timely basis. Beyond 1998, new growth will be more strictly managed with a focus on profitability and our ability to meet existing customer commitments. By successfully targeting specific market niches that are less closely tied to changing economic conditions, this business should continue to grow at a healthy pace.

    Third-quarter revenues for KAC, our retail financing unit, grew 14 percent to $2.4 million, up from $2.1 million a year ago. FAS-125, which we adopted in 1997, increased revenues by 2 percent this quarter.

    During the period, we continued to improve capacity utilization at our various plants. Steady progress on this front has been most encouraging. However, with the threat posed by Asian imports, the Company is actively exploring ways to address capacity issues even more aggressively.

Karen L. Hendricks
Chairman, Chief Executive Officer and President

Music Products Division

Grand pianos, vertical pianos, computerized auto-player piano systems and digital pianos.

Company owned retail outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Lexington and Louisville, Kentucky.

Independent keyboard dealers (400).

Retail Financing Division

Point-of-sale consumer financing for new and used pianos, and special promotion programs.

Piano leasing programs.

Contract Electronics Division

Printed circuit board assemblies, design, engineering, testing, electro-mechanical and mechanical assemblies, post-production repair and order fulfillment.

Home Office

4680 Parkway Drive, Suite 200, Mason, OH  45040-5301, (513)754-4500 e-mail:
baldwin@bpao.com web sites: www.baldwinpiano.com or www. pianovelle.com

Manufacturing Locations

Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi; Juarez,
Mexico

Registrar and Transfer Agent

The Provident Bank, One East Fourth Street,
Cincinnati, OH 45202
Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO

Consolidated Summary of Earnings (unaudited)


                                                               Three Months Ended                  Nine Months Ended

                                                                 September 30,                        September 30,
(in thousands, except earnings per share)                    1998              1997              1998              1997
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $  34,277         $  33,915         $  98,072         $ 103,629
Cost of goods sold                                           28,884            26,539            81,953            83,324
---------------------------------------------------------------------------------------------------------------------------
     Gross profit                                             5,393             7,376            16,119            20,305
Income on the sale of installment receivables                 1,983             1,790             5,483             5,461
Interest income on installment receivables                      388               300             1,196               854
Other operating income                                          223               386               966             1,807
Selling, general and administrative expenses                 (6,951)           (7,556)          (20,564)          (21,453)
Interest expense                                               (885)             (592)           (2,170)           (2,248)
---------------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                               151             1,704             1,030             4,726
Income taxes                                                    (58)             (645)             (396)           (1,779)
---------------------------------------------------------------------------------------------------------------------------
     Net earnings                                         $      93         $   1,059         $     634         $   2,947
     Net earnings excluding one time events               $      93         $     980         $     634         $   1,887
===========================================================================================================================
Basic earnings per share                                  $    0.03         $    0.31         $    0.18         $    0.86
---------------------------------------------------------------------------------------------------------------------------
Basic earnings per share excluding one time events        $    0.03         $    0.28         $    0.18         $    0.55
Diluted earnings per share                                $    0.03         $    0.30         $    0.18         $    0.85
---------------------------------------------------------------------------------------------------------------------------
Basic number of shares outstanding (000)                      3,453             3,442             3,450             3,432
---------------------------------------------------------------------------------------------------------------------------
Diluted number of shares outstanding (000)                    3,465             3,489             3,502             3,479
---------------------------------------------------------------------------------------------------------------------------

Consolidated Summary Balance Sheets (unaudited)


                                                                                  September 30,
                                                                                  -------------
(in thousands)                                                            1998                      1997
--------------------------------------------------------------------------------------------------------
Assets
     Receivables, net                                                 $ 24,649                  $ 23,756
     Inventories                                                        51,925                    39,158
     Other current assets                                                7,381                     8,482
--------------------------------------------------------------------------------------------------------
          Total current assets                                          83,955                    71,396
     Installment receivables, less current portion                      13,329                    13,381
     Property, plant and equipment, net                                 24,754                    15,650
     Other assets                                                       14,235                    11,789
--------------------------------------------------------------------------------------------------------
          Total assets                                                $136,273                  $112,216
========================================================================================================
Liabilities and Shareholders' Equity
     Current portion of long-term debt                                $  1,000                  $ 27,808
     Other current liabilities                                          18,948                    15,359
--------------------------------------------------------------------------------------------------------
          Total current liabilities                                     19,948                    43,167
     Long-term debt, less current portion                               49,199                     2,675
     Other liabilities                                                   6,275                     7,069
     Shareholders' equity                                               60,851                    59,305
--------------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                    $136,273                  $112,216
--------------------------------------------------------------------------------------------------------